

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Mr. Gerard Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 North Suffolk Lane
Lake Forest, Illinois 60045

      Re: Acquired Sales Corp.
              Form 10-K/A for Fiscal Year Ended
              September 30, 2009
              Filed June 9, 2010
              File No. 000-52520

Dear Mr. Jacobs:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director